

03015866

) STATES
.:HANGE COMMISSION
Washington D.C. 20549

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5/16/03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UF-5-14-03 #$

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SEC FILE NUMBER
8- 44706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING_____12/31/02_____
MM/DD/YY   MM/DD/YY

RECEIVED MAY 1 3 2003

187

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UTENDAHL CAPITAL PARTNERS, L.P. AND SUBSIDIARIES

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

OFFICIAL USE ONLY

FIRM ID. NO.

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Utendahl   (212)-612-9047
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,	New York,	NY	1006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John Utendahl_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Utendahl Capital Partners, L.P. and Subsidiaries_____, as of

__December 31_____, 20__02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



UTENDAHL CAPITAL PARTNERS, L.P.
AND SUBSIDIARIES
(a limited partnership)

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying consolidated statement of financial condition of Utendahl Capital Partners, L.P. and Subsidiaries (a limited partnership) as of December 31, 2002. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. and Subsidiaries as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 26, 2003, except for the third paragraph of
Note 3, as to which the date is April 4, 2003

0

UTENDAHL CAPITAL PARTNERS, L.P. AND SUBSIDIARIES
(a limited partnership)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and Cash Equivalents	$ 708,348
Securities Owned - at fair value	160,677
Receivables:	
Clearing brokers	389,454
Underwriting and advisory fees	276,827
Due from Affiliates	398,018
Investment in Limited Partnerships	765,579
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $921,647	1,609,698
Other Assets	418,611
Total Assets	**$4,727,212**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Loan payable - bank	$ 171,540
Commissions payable	116,457
Accrued expenses and other liabilities	489,141
Total liabilities	**777,138**
Commitments and Contingencies	
Partners' Capital	3,950,074
Total Liabilities and Partners' Capital	**$4,727,212**

See Notes to Consolidated Statement of Financial Condition

2

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements at December 31, 2002 include the accounts of Utendahl Capital Partners, L.P. ("UCPLP") and its wholly owned subsidiaries, Utendahl Capital Group, LLC (a limited liability company) ("UCG"), UCP-UA, LLC (a limited liability company) and UCP-UEF, LLC (a limited liability company) (collectively, the "Partnership"). All significant inter-company transactions and balances have been eliminated.

UCPLP, a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

UCPLP generates its revenue principally by providing securities trading and brokerage services to institutional investors.

UCG is registered as a broker-dealer with the SEC and is a member of the NASD. UCG received its approval to operate as a broker-dealer from the NASD on April 24, 2002. UCG was established to participate in underwritings, initial public offerings, bonds and other offerings. There was no activity in 2002.

UCPLP and UCG are non-clearing broker-dealers and are exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing brokers.

UCP-UA, LLC and UCP-UEF, LLC hold investments in limited partnerships.

Principal transactions, including commissions and related expenses, are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed.

Advisory fee income and related expenses are recorded when services for the transaction are complete.

Marketable securities owned and securities sold, not yet purchased, are stated at fair value, with the resulting difference between cost and market included in principal transactions.

Investment in limited partnerships valued at $765,579 consists of investments whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, this estimated value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Cash and cash equivalents consist of cash and investments in money market funds, which are primarily maintained at one bank.

At times, the Partnership maintains cash deposits in financial institutions that exceed federally insured limits. The Partnership has not experienced any losses with respect to these deposits.

No provision for federal and state income taxes has been made since the Partnership is not subject to income taxes. The Partnership's income or loss is reportable by its Partners on their individual tax returns. The Partnership has loss carryforwards of approximately $2,441,000 for the New York City unincorporated business tax purposes.

The Company recorded a deferred tax asset of approximately $98,000 representing the tax effect of the net operating loss carryforward at December 31, 2002, and a valuation allowance of the same amount due to the uncertainty regarding future realization of this tax benefit.

This consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the General Partner. Actual results could differ from the estimates included herein.

Furniture and equipment is depreciated on a straight-line basis based on estimated lives ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. DUE FROM CLEARING BROKERS:

The clearing and depository operations for the Partnership's security transactions are provided by two brokers pursuant to clearance agreements. At December 31, 2002, the receivable from clearing brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers.

The Partnership has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2002, no material amounts were owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. LOAN PAYABLE - BANK:

The Partnership has a line of credit agreement with a bank which expires on November 1, 2003. Borrowings under the agreement are based on a percentage of eligible receivables, as defined, and bear interest at the prime rate (4.25% at December 31, 2002) plus 2%. The line of credit is secured by all of the Partnership's accounts receivable.

Covenants under the line of credit agreement require the Partnership to maintain a tangible net worth ratio and places various restrictions on the Partnership, as defined.

At December 31, 2002, the Partnership was not in compliance with certain covenants, as defined. On April 4, 2003, the bank waived compliance with these covenants.

4. RELATED PARTY TRANSACTIONS:

Periodically, the Partnership enters into transactions with affiliates of its General and Limited Partners. The Partnership has funded certain operating costs on behalf of Utendahl Capital Management, L.P., an affiliate of the General Partner.

The Partnership's due from affiliates at December 31, 2002 is as follows:

Utendahl Capital Management, L.P.	$3,425,277
Urban Enterprise Fund, L.P.	335,812
Utendahl Management, L.P.	74,471
Utendahl Partners, L.P.	47,441
Utendahl Capital Corporation	14,765
	3,897,766
Less valuation allowance on affiliate receivables	3,499,748
	$ 398,018

Included in the balance due from Utendahl Capital Management, L.P. ("UCM") is a $1,000,000 loan which is currently subordinated to UCM's bank loan. The bank loan is due September 30, 2004.

The Partnership uses Broadcort Capital Corp. ("BCC"), an affiliate of the Limited Partner which withdrew in 2002 (see Note 5), to process the majority of it securities transactions and to provide custodial and other services. The Partnership pays a fee on a per transaction basis for securities transactions and interest on balances owed to BCC. At times, the Partnership has significant money balances on deposit with BCC.

5. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS/ PREFERRED CAPITAL:

On March 28, 2002, Utendahl Preferred Capital LLC ("UPC"), an affiliated entity, acquired the $12,900,000 of subordinated liabilities from the parent of the Limited Partner which withdrew from the Partnership, for nominal consideration. UPC then converted it into a $12,900,000 preferred capital investment in the Partnership, bearing a guaranteed rate of interest of 5%.

This preferred return establishes a priority over the General Partner with respect to the distribution of future profit and return of capital as well as a liquidation preference to the extent that the preferred return is not paid.

6. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, UCPLP is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. UCPLP computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that UCPLP maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, UCPLP had net capital, as defined, of $344,870, which was $244,870 in excess of its required net capital of $100,000. Its net capital ratio was 2.23 to 1.

7. COMMITMENTS AND CONTINGENCIES:	The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual rental payments are as follows:

Year ending December 31,

2003	$ 599,100
2004	518,400
2005	526,600
2006	526,600
2007	526,600
Thereafter	833,800
	$3,531,100

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis.

Included in other assets at December 31, 2002 are certificates of deposit aggregating $206,921, which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

In the normal course of business, the Partnership participated in underwriting syndicates in which the lead underwriters may be named as defendants in legal actions and lawsuits which may involve claims for substantial amounts. Pursuant to the Master Agreements among Underwriters, the Partnership is obligated to pay its pro rata share of any net costs to defend any litigation and settlements or judgments.

The Partnership has investments in limited partnerships and is required to contribute $1,500,000 in capital. As of December 31, 2002, the Partnership has contributed approximately $750,000 towards this commitment.

8. SUBSEQUENT EVENT:	On February 28, 2003, the Partnership entered into a subordinated loan arrangement with a financial institution ("Lender") in the amount of $3,000,000 expiring on February 28, 2004. The loan shall bear interest at a rate equal to the sum of the LIBOR plus 2% during the first 30 days that the loan is outstanding and increasing to the LIBOR plus 5% thereafter. This loan has been approved by the NASD for inclusion in computing the Partnership's net capital pursuant to the SEC's Uniform Net Capital Rule.





UTENDAHL CAPITAL PARTNERS, L.P.

**INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL**

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
Utendahl Capital Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Utendahl Capital Partners, L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com
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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Utendahl Capital Partners, L.P. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 26, 2003